FISHER COMMUNICATIONS, INC.

April 5, 2011

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn: Mellissa Campbell Duru

Re: Fisher Communications, Inc.

Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A

Filed March 29, 2011

File No. 0-22439

Dear Ms. Duru:

This letter sets forth our response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated April 4, 2011 (the “Comment Letter”) with respect to Amendment No. 1 to the preliminary proxy statement (the “Amendment No. 1”) for Fisher Communications, Inc. (the “Registrant”) filed with the Commission on March 29, 2011.

Our responses are set forth below and are numbered to correspond to the numbers of the Comment Letter. For ease of reference, we have excerpted the Staff’s comments below in italics. All page numbers referenced in our responses refer to Amendment No. 2 to the preliminary proxy statement for the Registrant filed with the Commission on April 5, 2011 (the “Amendment No. 2”).

General

1.	We reissue prior comment 3.

Response

The Registrant has revised its disclosure regarding broker voting authority on pages 4 and 6 of Amendment No. 2 to address the Staff’s comment.

2.	We partially reissue prior comment 10. Based on the description of the arrangement reached between the company and FrontFour, it would appear that the company is seeking authority to implement an arrangement after votes have been tallied that would impact the assignment of director nominees for a particular class and term. Referencing applicable charter provisions and/or state law, please provide us with the basis for your belief that the Board may assign nominees to a particular class after giving effect to the cumulative voting results. We may have further comment.

U.S. Securities and Exchange Commission

April 5, 2011

Response

The Registrant has revised the description of its arrangement with FrontFour regarding the Class 1 director position on page 5 of Amendment No. 2 to clarify that if Mr. Cassara is among the four directors elected at the Annual Meeting, he will serve as a Class 1 director regardless of whether he receives the fourth highest number of “FOR” votes. The Company is not seeking authority to re-assign Mr. Cassara from Class 1 to Class 3 after votes cast at the Annual Meeting have been tallied.

3.	Refer to prior comment 11. As currently structured, shareholders voting for proposal 1 appear to be denied the opportunity to separately vote to approve an arrangement that could result in a change of the duration of an elected nominee’s term on the board. Rule 14a-4(a)(3) requires that the form of proxy “identify clearly and impartially each separate matter intended to be acted upon, whether or not related to or conditioned on the approval of other matters.” In that regard, it would appear that in seeking shareholder approval to elect nominees to the Board, you are also seeking shareholder approval to assign a particular nominee to a particular class of directors after giving effect to cumulative voting results. Please revise. Alternatively, please provide us with your analysis of why proposal 1 does not need to be disaggregated from an apparently distinct proposal seeking shareholder approval to implement the director class assignment arrangement agreed upon by the parties. We may have further comment.

Response

The Registrant has revised the description of its arrangement with FrontFour regarding the Class 1 director position on page 5 of Amendment No. 2 to clarify that if Mr. Cassara is among the four directors elected at the Annual Meeting, he will serve as a Class 1 director. The Company is not seeking authority to re-assign Mr. Cassara from Class 1 to Class 3 after votes cast at the Annual Meeting have been tallied.

The Company’s arrangement with FrontFour merely assures that the Company will continue to comply with the provisions of the Washington Business Corporation Act dealing with staggered terms for directors, which require that each class of the Registrant’s board of directors have a minimum of three directors and that the groups be evenly divided “as near as may be.” RCW 23B.08.060. In addition, Section 2 of Article IV of the Registrant’s Amended and Restated Articles of Incorporation provides that “[i]n no event shall a Class be comprised of fewer than 3 directors.” As of the time of the Annual Meeting, in compliance with these requirements, the Registrant’s Board will be equally divided into three classes of three directors each. It would not be possible under the Washington Business Corporation Act or Registrant’s Amended and Restated Articles of Incorporation to allocate all four directors elected at the Annual Meeting to Class 3.

4.	Refer to Item 6 (c) 4 of Schedule 14A. It would appear that you are seeking discretionary authority to cumulate votes. If you are soliciting for such authority, revise to state this clearly and include this as a separate matter for approval on the form of proxy card.

Response

The Registrant has revised its disclosure on page 5 of Amendment No. 2 to clarify that it is soliciting discretionary authority to cumulate votes in the manner required by Item

U.S. Securities and Exchange Commission

April 5, 2011

6(c)(4) of Schedule 14A. The Registrant believes that it is not required to include such authority as a separate matter on its proxy card and that such approach is consistent with the Commission’s determinations that were published when the Commission first adopted Rule 14a-4(b)(2) and Item 6(c) (at that time Item 5(c)) in Release No. 34-16356 (Nov. 21, 1979). The Commission had considered whether grants of discretionary authority to proxy holders to cumulate votes should be restricted or made subject to various detailed specifications. The Commission ultimately rejected its originally proposed restrictions and detailed specifications, including a specific box to check and disclosure as to how the proxy holders intended to exercise their discretion. The Commission recognized that such restrictions and specifications were neither necessary nor advisable. Accordingly, Item 6(c) of Schedule 14A and Rule 14a-4(b)(2) simply require that, if discretionary authority to cumulate votes is solicited, that fact should be disclosed in the proxy statement. This approach is also reflected in Item N.9 of the Division of Corporation Finance’s Manual of Publicly Available Telephone Interpretations, which states that:

The authority to cumulate votes among directors, in the discretion of the proxy, need not be printed in bold-face type on the proxy card itself pursuant to Rule 14a-4(b)(1). There should, however, be appropriate disclosure of cumulative voting in the proxy statement.

**************

Further, as requested in the Comment Letter, the Registrant acknowledges on behalf of itself and the other participants the following:

•	the participants are responsible for the adequacy and accuracy of the disclosure in the proxy statement for the Registrant’s 2011 Annual Meeting of Shareholders (the “Filing”);

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Filing; and

•	the participants may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe that the foregoing responses adequately address the Staff’s comments. Should you have any further questions or comments or require additional information, please do not hesitate to contact me at (206) 404-4884.

Very truly yours,

/s/ CHRISTOPHER J. BELLAVIA

Christopher J. Bellavia

Senior Vice President, General Counsel & Secretary

cc: Andrew Bor, Perkins Coie LLP